GLOBALOPTIONS GROUP, INC.
75 Rockefeller Plaza, 27th Floor
New York, New York 10019

September 29, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          GlobalOptions Group, Inc.
Registration Statement on Form S-3
(Registration Number 333-168962)

Ladies and Gentlemen:

The undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the above referenced Registration Statement to October 1, 2010 at 4:00 p.m., New York time, or as soon thereafter as practicable.

The undersigned Registrant hereby reserves the right to withdraw this request orally and grants such right to its counsel, Robert H. Friedman and Jonathan Deblinger, of the law firm Olshan Grundman Frome Rosenzweig & Wolosky LLP.

We acknowledge that should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GLOBALOPTIONS GROUP, INC.

By:	/s/ Jeffrey O. Nyweide
Jeffrey O. Nyweide
Chief Financial Officer, Executive Vice President - Corporate Development, Treasurer and Secretary